Global Markets & Investment Banking

4 World Financial Center — 5th Floor
New York, New York 10080
212-449-6500

May 4, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TOMOTHERAPY INCORPORATED
Common Stock
Registration Statement No. 333-140600

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, we hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4 p.m. Eastern Daylight Time on May 8, 2007, or as soon thereafter as possible.
In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the provisions of SEC Release No. 33- 4968 of the Securities Act of 1933 and Rule 15c2-8 under the Securities Act of 1934. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed.
In connection with the foregoing and pursuant to Rule 460, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated April 26, 2007.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	5,525
Dealers	25
Individuals & Corporations	1,472
MLPF&S Inc. Branch Offices	5,444

	12,487	Copies

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
PIPER JAFFRAY & CO.
THOMAS WEISEL PARTNERS LLC
ROBERT W. BAIRD & CO. INCORPORATED
WILLIAM BLAIR & COMPANY
As Representatives

BY: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: /s/ Richard A. Diaz
Richard A. Diaz
Authorized Signatory